United States securities and exchange commission logo





                             October 17, 2022

       Jeffrey Wong Kah Mun
       Chief Executive Officer
       Winvest Group Ltd
       50 West Liberty Street, Suite 880
       Reno, NV 89501

                                                        Re: Winvest Group Ltd
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 20,
2022
                                                            File No. 333-267006

       Dear Jeffrey Wong Kah Mun:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 Filed September 20, 2022

       Cover Page

   1. Please update the statement regarding your status as an emerging growth company as of your last fiscal year.
Additionally, please check the appropriate check box(es) on the cover page, as
necessary.
       Prospectus Summary, page 3

   2. We note that a substantial portion of the information provided in your business section is provided here. Please
substantially revise the Summary presentation to focus on key aspects of your
offering and business. Please also revise to prominently disclose the company's history of
losses, accumulated deficit, going concern opinion and current liquidity condition.
Refer to Item 503 of Regulation S-K.
 Jeffrey Wong Kah Mun
FirstName LastNameJeffrey Wong Kah Mun
Winvest Group  Ltd
Comapany
October 17,NameWinvest
            2022        Group Ltd
October
Page  2 17, 2022 Page 2
FirstName LastName
3. We note multiple references to your current status as a development stage company that has not yet opened for business or generated any revenues (pages 1, 34, F-33, and F-42).
         However, we note that as of June 30, 2022 you had $4,000 in revenues. Please revise to update your disclosure to reflect your current business operations. Enter the Blockchain, page 8

4. Please disclose the current status of your blockchain technology development and revise your risk factors to include the material risks associated with such technologies, including any known trends or uncertainties that are reasonably expected to have a material impact on results of operations or financial condition.
Up-Coming Development, page 8

5. We note your statement that "[t]he downstream users of this platform are film directors, producers, sales agents, distributors, publishers and key opinion leaders As for the upstream partners, they are Streaming Media Services Providers such as Apple+, Amazon
         Prime, Google Play, Hulu, Peacock TV, Paramount +, Disney +, Xbox One, PlayStation,
         Netflix and etc." Please state whether there are currently any users of the platform. If not, please revise to state as much and make clear that the named downstream users are aspirational at this point in time.
Risk Factors, page 23

6. Please revise to include risk factors related to your TCG business, including the risks associated with any regulatory regimes that you may encounter in operating this business.
Use of Proceeds, page 29

7. Please clarify the intended priority for the use of proceeds from this offering. In this light, we note your that you will use the "proceeds primarily for payment of legal expenses and several specific projects," but the order of priority set forth in the table does not appear to match such intentions. Also, to the extent possible, please briefly describe the "specific projects" you plan to pursue with the proceeds. Refer to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operation, page
33

8. Please provide detailed information with respect to your current business and/or operations in Hong Kong and China. In this light, we note your disclosure on page 49 that you are "in closing" with a content platform in Hong Kong and an animation content creator in China. We also note that you are developing a territories of streaming partners in multiple countries, including China. Please tell us what percentage of revenues were generated from China for the financial periods included in your registration statement.
9. Clearly disclose whether you are dependent on the proceeds of this offering to finance your operations for the next 12 months, as well as the minimum dollar amount of funding
 Jeffrey Wong Kah Mun
FirstName LastNameJeffrey Wong Kah Mun
Winvest Group  Ltd
Comapany
October 17,NameWinvest
            2022        Group Ltd
October
Page  3 17, 2022 Page 3
FirstName LastName
         and source of such funding, required to remain in business for at least the next 12 months.
TCG Business Overview, page 35

10. We note your statement that "[w]e also possess a strong network of close relationships with distributors such as Netflix, Amazon, Sony, Universal, Lionsgate, as well as leading industry Sale Agents that include Hanway Films, Sierra Affinity/Eone, The Solution, The
         Exchange, Mr. Smith, Highland Film Group, XYZ and Capstone amongst others. Banking relationships include City National Bank, Comerica, Union Bank, JP Morgan, National
         Bank of Canada and Banc of California; these are complemented by an extensive network of family offices, asset managers, hedge funds and a pool of private investors." Please clarify if you have entered into any agreement with any of these entities or individuals.
         To the extent that you have not entered into any agreement, please revise to state as much.
11. We note your statement that The Catalyst Group Entertainment will commence operations with a soft launch in May 2022. Please update your disclosure to reflect the current operations of the business.
Management's Annual Report on Internal Control Over Financial Reporting, page
38

12. Please disclose your plans, if any, for remediating the identified material weaknesses. If you have no plans, so state. Please provide similar disclosure in your future periodic filings as well to the extent applicable.
Our Business, page 41

13. Please revise to include the disclosure required by Item 101(h) of Regulation S-K, if material. Specifically, please include a description of the competitive business conditions, the need for any government approval of products or services and whether you have received such approval, and any effect on existing or probable governmental regulations on the business. Please revise to update your risk factors accordingly.
14. We note the Independent Film Financing Overview section. Please revise to include additional information on each form of financing, including the sources that you are relying on with respect to the claims you make about typical financing or payment structures for each form of financing. Please provide additional detail on how you will provide the individual financing that you are proposing that TCG will achieve.
15. We note your statement on page 43 that you have "extensive access to the top commercial film projects from the studios/production companies and independent producers ... ."
         Please clarify what you mean by "extensive access" and discuss whether you have any agreements with commercial film projects, studios/production companies and independent producers. Additionally, please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is
 Jeffrey Wong Kah Mun
Winvest Group Ltd
October 17, 2022
Page 4
         your belief based upon your experience in the industry, if true. For example, we note your
         statement that "due to TCG   s and its principals    track record,
reputation and standing
         within the industry, deals will be sourced from trusted professionals working in the entertainment industry."
16. We note your objectives for IQI starting on page 46. Please clarify whether you have any formal agreements with Character Arts to work on "Spookley the Square Pumpkin" or whether this relationship is aspirational. In this light, we note your statement on page 49 that you are currently "closing a content partnership with content creator Character Arts."
         We also note your statement at the bottom of page 48 that "IQI has a long-term relationship with a group of Google Analytics, Google Ads Sense and YouTube Analytic
         software integration engineers to implement necessary metrics measurement on each of
         IQI Original Content or clients    original content." Please elaborate
on this statement and
         disclose whether there is a formal agreement or partnership between IQI and the engineers.
Executive Compensation, page 55

17. Please disclose the material terms of your named executive officer's employment agreements. Refer to Item 402(o) of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 56

18. Please include the ownership of each class of equity securities, which includes your Series
         A Preferred Stock. In this light, we note your disclosure on page 58 that as of June 30,
         2022, you had 227,838,680 shares of Series A Preferred Stock issued and outstanding.
Certain Relationships and Related Transactions, page 57

19. Please revise to provide the amount due to the Winvest Group Cayman as of the date of
FirstName LastNameJeffrey Wong Kah Mun
       the prospectus or a recently practicable date. To the extent applicable please also revise to
Comapany    NameWinvest
       update               Group
               this section to      Ltdthe current amounts owed to related
parties, as reflected in
                               reflect
OctoberNote  7 on page
         17, 2022  PageF-47,
                         4     which we note was $359,271 as of June 30, 2022.
FirstName LastName
 Jeffrey Wong Kah Mun
FirstName LastNameJeffrey Wong Kah Mun
Winvest Group  Ltd
Comapany
October 17,NameWinvest
            2022        Group Ltd
October
Page  5 17, 2022 Page 5
FirstName LastName
Financial Statements of IQI Media, Inc. for the Fiscal Year Ended December 31, 2021
Notes to Financial Statements for the Years Ended December 31, 2021 and 2020
Note 2 - Summary of Significant Accounting Policies, page F-18

20. Please provide your accounting policy for "production" cost of revenues, including the types of costs included therein. If it is not apparent from your description, also tell us and disclose why little to no production cost was recognized for periods during which revenues were recognized. This comment also applies to the financial statements of
         Winvest Group in which revenue is reported.
21. Please provide your accounting policy for administrative expenses, including the types of costs included therein. This comment applies to the financial statements of all entities included in the filing.
Financial Statements of Winvest Group LTD. for the Periods Ended December 31, 2021 and
May 31, 2021 and 2020
Report of Independent Registered Public Accounting Firm, page F-28

22. We note the financial statements as of and for the seven months ended December 31, 2021 are for the transition period from your prior year ended period of May 31 to your recent new year ended period of December 31. Please include an audit report that corresponds to the periods presented (for example, seven months for 2021 and fiscal years for 2020 and
         2019) for the statements of operations, stockholders' equity (deficit) and cash flows.
         Refer to AS 3101.08.c.
Statements of Changes in Stockholders' Deficit, page F-31

23. In the notes to the financial statements you disclose each share of preferred stock is convertible into 50 shares of common stock. You also disclose a one for 250 reverse split of common stock has been effected and reflected for each period presented. In view of the preceding, please explain to us how in the period ended May 31, 2021 855,000 shares of preferred stock converted into 3,420 shares of common stock. Additionally, please advise if the line item description in the statement accurately reflects this transaction.
Notes to Financial Statements for the Period Ended December 31, 2021
Note 1 - Organization and Description of Business, page F-33

24. In this section, you refer to "Winvest Group Ltd" as "the Company." Elsewhere in the
         filing, "the Company" is attributed to "Winvest Group Ltd." and "Winvest Group
         Limited." There are also references to "Winvest Group LTD." (e.g., in regard to the financial statements) and "Winvest Group." If these entities represent the same entity, please use one name consistently throughout the filing. If they are different entities, throughout the filing please be consistent with their references, clearly designate the entity to which the applicable discussion pertains to, and indicate the entity's relationship to the registrant of the filing.
 Jeffrey Wong Kah Mun
FirstName LastNameJeffrey Wong Kah Mun
Winvest Group  Ltd
Comapany
October 17,NameWinvest
            2022        Group Ltd
October
Page  6 17, 2022 Page 6
FirstName LastName
25. The disclosure here and in the interim financial statements repeats events/transactions and is disjointed chronologically. Please revise to remove duplicate items and to list the events in chronological order.
Interim Financial Statements of Winvest Group LTD. for the Period Ended June 30, 2022, page
F-38

26. The number of common shares outstanding at December 31, 2021 on the balance sheet and statement of shareholders' equity and in the equity note differ between the periods ended December 31, 2021 and June 30, 2022. Please revise for conformity as appropriate.
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-44

27. Please provide your accounting policy for goodwill and intangible assets, including how you assess impairments.
Going Concern, page F-45

28. You state "the Company" is currently being funded by "Winvest Group Ltd." and the
         Company will be required to continue to rely on this entity until its operations become profitable. In this same note in the notes to the financial statements for the period ended December 31, 2021 you state "the Company" is funded by "Winvest Group
         Limited." Please explain who "Winvest Group Ltd." and "Winvest Group Limited"
         represent and their relationship to "the Company."
Note 3 - Business Acquisition, page F-46

29. Please provide disclosures required under ASC 805-10-50-2(f) regarding acquisition related costs, ASC 805-30-50-1.b.4 regarding the fair value of equity instruments issued and .d regarding deductibility of goodwill, and ASC 350-30-50-1.a regarding intangible assets subject to amortization.
30. Please disclose the intangible assets acquired and how fair value was determined.
Item 16. Exhibits, page II-2

31. Please provide a consent of BF Borgers CPA PC for your use of its audit report dated
         March 24, 2022 for the financial statements of Winvest Group Ltd. provided on page F-
         28.
General

32. We note multiple references to potential "extraordinary returns" generated from TCG financed projects. To provide balanced disclosure please discuss your ability to guarantee such returns now and in the future. In this regard, we note that you have not generated any revenues from your TCG business.
 Jeffrey Wong Kah Mun
FirstName LastNameJeffrey Wong Kah Mun
Winvest Group  Ltd
Comapany
October 17,NameWinvest
            2022        Group Ltd
October
Page  7 17, 2022 Page 7
FirstName LastName
33. Please revise to include the information required by Part I, Item 11 of Form S-1 including a description of property and legal proceedings. Refer to
Item 102 and Item 103
         of Regulation S-K. Please also provide the information required by
Part II of Form S-1,
         including Item 13.
34. We note your use of industry and market data. For example, we note references to Deloitte throughout your filing. To the extent that you commissioned any of the third-
         party data that you cite in the prospectus, also provide the consent of the third-party in accordance with Rule 436.
35. We note your statement on page 57 that as of June 30, 2022, the company has issued and outstanding 227,838,680 shares of Series A Preferred Stock. We also note that the holders of your Series A Preferred Stock are entitled to 50 votes per share and convert into common stock at a rate of 50 to one. Please revise your disclosure as follows:
             Describe your capital structure, including the different authorized classes of stock in the prospectus summary, risk factors, and capitalization sections. Describe the nature of the disparate voting rights, including the number of votes per
             share in the prospectus summary and risk factor sections.
             Disclose the number of shares that Series A Preferred Stock holders must keep to continue to control the outcome of matters submitted to shareholders for approval.
             Explain the controlling shareholder(s)' ability to control matters requiring shareholder approval, including election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.
             Disclose that the capital structure and/or disparate voting rights may have anti-
             takeover effects preventing a change in control transaction that shareholders might consider in their best interest.
             Disclose that future issuances of Series A Preferred Stock may be dilutive to holders of Common Stock.
             Disclose the circumstances or events in which the conversion of Series A Preferred
             Stock is mandatory or optional, and any resulting impact on holders of Common
             Stock.
             Describe any exceptions to provisions requiring mandatory conversion of shares upon their transfer, if any.
             Describe sunset provisions, if any, that would limit the lifespan of high-vote shares, and whether the death of a high-vote shareholder or other transfer of shares would require conversion of high-vote shares.
         Additionally, please update your risk factors in line with the requested disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Jeffrey Wong Kah Mun
Winvest Group Ltd
October 17, 2022
Page 8

statement.

       You may contact Keira Nakada at (202)-551-3659 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Jennifer L pez Molina at (202) 551-3792 with any other questions.



                                                          Sincerely,
FirstName LastNameJeffrey Wong Kah Mun
                                                          Division of
Corporation Finance
Comapany NameWinvest Group Ltd
                                                          Office of Trade &
Services
October 17, 2022 Page 8
cc:       Matt McMurdo
FirstName LastName